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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOFI SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE LETTERMAN DRIVE, BUILDING A, SUITE 4700
(No. and Street)

SAN FRANCISCO	CA	94129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN CARLISLE (415) 481-0740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

515 S. Flower St., 17th Floor	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ALAN CARLISLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOFI SECURITIES LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

SCOTT CHANDLER WILLIAMS
COMM. #2223699
Notary Public - California
San Francisco County
My Comm. Expires Nov. 30, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2018

This report is filed in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

SoFi Securities LLC

TABLE OF CONTENTS

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
SoFi Securities LLC
San Francisco, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SoFi Securities LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

RSM US LLP

Los Angeles, California
February 28, 2019

SoFi Securities LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash	$ 12,930,611
Cash - segregated under federal regulations	2,693,995
Due from member banks and WSFS	4,540,961
Due from clearing broker (includes clearing deposit of $250,000)	296,749
Prepaid expenses	436,075
Securites (at fair value)	18,087
Total assets	$ 20,916,478
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable	$ 30,767
Due to affiliates	5,581,170
Acccrued liabilities	1,529,898
Customer deposits	3,274,068
Total liabilties	10,415,903
Member's equity	10,500,575
Total liabilities and member's equity	$ 20,916,478

The accompanying notes are an integral part of this statement

SoFi Securities LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

1. Nature of business and summary of significant accounting policies

Nature of Business

SoFi Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934, as amended ("the Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of retailing over-the-counter equity securities, arranging for transactions in listed securities by an exchange member, and operating a sweep deposit account and bank sweep program pursuant to SEC Rule 15c3-3.

The Company is 100% owned by Social Finance, Inc. (the "Parent") and is affiliated with SoFi Wealth, LLC ("SoFi Wealth") and SoFi Capital Advisors, LLC, both of which are investment advisors registered with the SEC and both are also 100% owned by Social Finance, Inc.

Self-Clearing

On November 29, 2017, the Company received regulatory approval from FINRA to implement a Bank Sweep Program wherein its customers may place funds on deposit with the Company which are then swept out and placed on deposit with a member bank within the program (the "Bank Sweep Program"). This approval removed the exemptive relief provided under subparagraph (k)(2)(ii) of SEC Rule15c3-3 ("the Customer Protection Rule") thereby making the Company fully subject to the Rule and permitting the Company to hold customer funds in a Special Reserve Account. Beginning in February 2018, the Company began operating the Bank Sweep Program.

Clearing Agreement

In July 2015, the Company entered into a clearing agreement with APEX Clearing Corporation that executes, clears and settles all customer securities transactions on a fully disclosed basis. For this aspect of its operations, the Company does not carry or clear customer accounts. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act. It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents for the years ended December 31, 2018. Cash is held at major financial institutions and is subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation limitations.

Cash – Segregated Under Federal Regulations

Cash segregated and on deposit for regulatory purposes consists primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of clients under the Customer Protection Rule and other regulations. At December 31, 2018, cash segregated in special reserve accounts under the Customer Protection Rule totaled $2,693,995.

Due From Member Banks and WSFS

Due from member banks and WSFS consist of advances of cash to facilitate customer transactions until the customer funds are received by the member banks participating within the program. The receivable is settled on the next business day. See footnote 4 for further information on the sweep program.

Securities Valuation

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurement ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the

Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

> Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date
>
> Level 2 – Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
>
> Level 3 – Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability.

Income Taxes

The Company is a single member limited liability company, which is treated as an entity disregarded as separate from its owner for federal and state income tax purposes and does not pay income taxes in any jurisdiction. The Company's income or loss is taken into consideration on the tax returns of its sole member.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Since the Company was acquired by its sole member in January 2012, the sole member has generated tax losses that are being carried forward for utilization in future years. As such, all tax years going back to the acquisition remain open to examination by tax authorities and will remain so until the statute of limitations expires on future tax years when the loss carryforwards are utilized.

Recently Issued Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board ("FASB") issued ASU 2018-13, *Fair Value Measurement*, to modify disclosure requirements on fair value measurements. The new standard will be effective for the years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company is currently assessing the impact this standard will have on its financial statements.

2. Fair value measurements

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2018
Securities owned:				
Common stock, including exchange traded funds	$ 18,087	$ --	$ -	$ 18,087

The Company did not have significant transfers between Level 1 and Level 2 during the period ended December 31, 2018.

3. Related-party transactions

Pursuant to an expense-sharing agreement (the "Agreement") between the Company and its Parent, the Parent provides to the Company services related to general administrative and operational services. The value of the general administrative and operational services incurred by the Parent and allocated to the Company was approximately $4,167,035 for the year ended December 31, 2018. These costs are recorded in the Compensation and benefits and General and administrative lines on the Statement of Operations. The Parent did not request payment from the Company and the amount is presented within the Due to affiliates balance in the Statement of Financial Condition.

In December 2018, $897,835 of third-party professional service and other administrative fees were incurred by the Parent relating to the Company and these costs were allocated to the Company and recorded in the Professional fees and General and administrative lines on the Statement of Operations. The Parent did not request payment from the Company and the amount is presented within the Due to affiliates balance in the Statement of Financial Condition.

Executives and directors may apply for the Company's products. The Company believes all such transactions by related persons were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by similarly situated third-party customers. As of December 31, 2018, the outstanding deposit balance on related party accounts was $298,825.

On March 31, 2017, the Company entered into an Investment Advisor Services Agreement with an affiliate SoFi Wealth. SoFi Wealth is an SEC registered Investment Advisor providing financial advisory services primarily to retail investors. SoFi Wealth refers these advisory clients to the Company to open brokerage accounts on a fully disclosed basis and carried by the Company's clearing firm. Under the agreement SoFi Wealth retains the right to request repayment from the Company of all customer account fees and clearing expenses relating to the advisory accounts covered by the agreement. During the year ended December 31, 2018 SoFi Wealth paid approximately $516,300 in fees relating to the advisory accounts but did not request repayment from the Company and the amount is presented within the Due to affiliates balance in the Statement of Financial Condition.

4. Off balance sheet

In the normal course of business, the Company maintains a Bank Sweep program that sweeps customer funds between a firm-owned and firm-operated account, WSFS, and a series of member banks through the assistance of an intermediary, UMB. Once the funds have reached the member bank accounts, the amounts are removed from the Company's balance sheet. As of December 31, 2018, the total amount held at member banks was $41,779,799. Additionally, there was $3,274,068 of customer funds in transit which are recorded as Customer deposits on the Statement of Financial Condition.

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. The Company's net capital was $6,522,274, which was $5,827,880 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was 0.63 to 1 at December 31, 2018.

6. Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Commitments and contingencies

Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

Idemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in financial statements for these indemnifications.

8. Subsequent events

In February 2019, $20,300,000 was contributed to the Company by its Parent.

The Company has evaluated events through February 28, 2019, the date that the financial statement was available to be issued and has determined that, other than the item described in the paragraph above, there were no subsequent events requiring adjustment or disclosure in these financial statements.

RSM

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

RSM US LLP

To the Member
SoFi Securities LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by SoFi Securities LLC (the Company) and SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) dated February 25, 2019, of the Company for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
- Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2018, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.
- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
- Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

RSM US LLP

Los Angeles, California
February 28, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/18

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68389 FINRA DEC
SoFi Securities LLC
One Letterman Dr.- Building A - 4700
San Francisco, CA 94129
12

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Akiva Nimchinsky (415) 903-5257

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (**exclude interest**) (12)
8/30/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (12)

E. Interest computed on late payment (see instruction E) for 1 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $(12)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $(12)

H. Overpayment carried forward $(12)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SoFi Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of February, 20 19.

Principal Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/18
and ending 12/31/18

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$315,781
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	4,357
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	4357
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	455,863
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	455,863
2d. SIPC Net Operating Revenues	$0
2e. General Assessment @ .0015	$0 (to page 1, line 2.A.)

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

Board of Directors
SoFi Securities LLC

We have examined SoFi Securities LLC's (the Company) statements, included in the accompanying Compliance Report, that (a) the Company's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2018; (b) the Company's internal control over compliance was not effective as of December 31, 2018; (c) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and (d) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340, *Customer Account Statements*, of The Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2018; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying Compliance Report, material weaknesses have been identified in the Company's internal control over compliance as of December 31, 2018, and during the fiscal year ended December 31, 2018. The Company had material weaknesses in its evaluation of design and effectiveness of internal controls over compliance, noncompliance with the customer statement rule and Securities and Exchange Commission Rule 15c3-3.

In our opinion, because of the material weakness referred to above, the Company's internal control over compliance was not effective as of December 31, 2018, and during the most recent fiscal year then ended. In our opinion, the Company's statements that the Company complied with §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to state that the Company was in compliance with §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records are fairly stated, in all material respects.

RSM US LLP

Los Angeles, California
February 28, 2019

COMPLIANCE REPORT
PURSUANT TO SEC Rule 15c3-3
AS OF DECEMBER 31, 2018

SoFi Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. As described below, the Company has not established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended December 31, 2018;
3. The Company's Internal Control Over Compliance was not effective as of the end of the most recent fiscal year ended December 31, 2018;
4. The Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3- 3(e) as of the end of the most recent fiscal year ended December 31, 2018;
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Material Weakness 1: Evaluation of Design and Effectiveness of Internal Controls Over Compliance ("ICOC"). As of and for the year ended December 31, 2018, the Company did not have a formal process in place to ensure compliance with the financial responsibility rules. The Company has implemented some controls related to ICOC in the fourth quarter of 2018, however, there was no high-level evaluation of all the requirements to ensure the Company had effective ICOC.

Material Weakness 2: Customer Account Statements The Company was in noncompliance with Financial Industry Regulatory Authority (FINRA) Rule 2340. FINRA Rules 2340 provides that every customer receives a complete and accurate statement at least quarterly. The Company was not compliant with FINRA Rule 2340 as of and during the year ended December 31, 2018, as a result of the following:

- Until November 2018, customer statements did not include month-end balances at each member bank

The Company does not have a control(s) in place to ensure the following:

- That all customers should get a statement
- That all statements are complete and accurate and agree to the data in our system
- That all disclosures are included in the customer statement and online, to monitor any changes to the required disclosure requirements, and that any changes are appropriately captured and updated.

Material Weakness 3: Noncompliance with SEC Rule 15c3-3 In May 2018, the Company began to accept customer funds for deposit into individual customer accounts for same-day or next-day transfer of the funds into an FDIC insured Bank Sweep Program for deposit at a participating bank or banks. In September 2018 the Company found it had inadvertently omitted from the Reserve Formula credits for customer funds, interest earned, and promotion bonuses. These funds were in-transit through the bank ACH and/or checking systems but had not yet been placed on deposit in an appropriate Customer Reserve Account at one of the participating Member Banks. This omission was corrected beginning October 1, 2018 and the Company filed notices with the appropriate regulatory agencies in accordance with SEA Rule 15c3-3(i).

For SoFi Securities, LLC:

I, Alan Carlisle, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Alan Carlisle
Chief Compliance Officer